EXHIBIT 99.1

ELAN  PHARMACEUTICALS GMBH

HERTENSTEINSTRASSE 51

6004 LUCERNE

SWITZERLAND

And

HANS PETER HASLER

GINSTERWEG 5

6403 KUESSNACHT AM RIGI

SWITZERLAND

Employment Agreement

ELAN PHARMACEUTICALS GMBH     HERTENSTEINSTRASSE 51    6004  CH-LUCERNE

TABLE

ELAN PHARMACEUTICALS GMBH     HERTENSTEINSTRASSE 51    6004  CH-LUCERNE

This Employment Agreement is made

Between

Elan Pharmaceuticals GmbH

Hertensteinstrasse 51

6004 Lucerne

Switzerland

(“THE COMPANY” / “ELAN”, “WE”)

and

Hans Peter Hasler

Ginsterweg 5

6403 Kuessnacht am Rigi

Switzerland

 (“YOU”)

Dear Hans Peter

We are delighted to make you an offer of employment on the terms and conditions set out in this Agreement. On your signature, the provisions of this Agreement will supersede and replace those contained in any correspondence or communication, written or oral, exchanged between us prior to the date of your signature in relation to your Employment.

1.	Employment

1.1	Elan will employ you as Chief Operating Officer.

1.1.1	As Chief Operating Officer your responsibilities will include:

	●	Responsibility for all current and future commercial products and market operations on a global basis.
	●	Responsibility for all aspects of Tysabri including the MS business, life cycle applications and future business constructs
	●	Assisting the CEO on the overall Biogen Idec and Johnson & Johnson relationships as our current core corporate relationships

ELAN PHARMACEUTICALS GMBH     HERTENSTEINSTRASSE 51    6004  CH-LUCERNE

●
Working closely with our Chairman, CEO and the rest of the Board of Directors on our broad strategy including assessing opportunities and creating a business that drives superior growth and shareholder value

● Assisting the CEO on all aspects of Elan plc operationally including chairing a monthly operating review, which will include all functions and activities.

It is possible that your role will evolve as Elan develops. Your job description is not  intended to set limits to the possibilities of your employment with us. We will continuously monitor your development and strive to ensure that you grow with the company and may, from time to time, change, revise or alter the scope of your activities and authority.

1.2	Your Employment start date will be October 01, 2012.

1.3
You shall report to the Chief Executive Officer. Your reporting lines may well change. We are committed as a company to building teams as a source of strength; we expect you to be a dedicated team player, non-hierarchical in attitude. You should treat senior and junior colleagues with equal respect, as you would hope to be treated yourself.

1.4	Your employment will be a full-time employment. By then you must use your entire working capacity for the benefit and interest of the Elan Group.

You will work the hours necessary or appropriate to carry out your duties properly and effectively. In view of the important responsibilities assigned to you, the freedom granted to you in the exercise of your duties and organisation of your work schedule and the level of your compensation, and, thus, your senior executive status, you will not be subject to the provisions of the Swiss Labor Act (Arbeitsgesetz). The amount of your compensation shall be inclusive of all work. No additional overtime will be payable.

1.5
This Agreement is subject to Elan’s General Employment Conditions, the version of which current at the date of this offer is attached as Schedule 1. We may modify the General Employment Conditions from time to time. We will notify you of any change.

2.	Term

2.1
Your Employment will, subject to the remaining provisions of clause 2 and to clause 10, continue unless or until terminated by either party at the end of a calendar month giving to the other not less than three months’ notice in writing.

2.2	This Agreement will automatically terminate at the end of the month in which you attain the age of 65 or such other age as Elan specifies from time to time as the normal retirement age.

ELAN PHARMACEUTICALS GMBH     HERTENSTEINSTRASSE 51    6004  CH-LUCERNE

2.4	We shall be entitled during any notice period (whether notice has been given by us or by you) to:

2.4.1	Require you not to attend any premises of Elan or any Group Company

2.4.2	Restrict your access to Elan or any Group Company’s computer system or its or their employees, customers and suppliers for any purposes related to Elan or any Group Company’s business and

2.4.3	Suspend you from the performance of any duties and obligations under this Agreement.

2.5
You will be covered by the Elan U.S. Severance Plan (assuming solely for purposes of this Section 2.5 that you are a Band VIII "Eligible Employee" as such term is defined in Elan U.S. Severance Plan).  A copy of the Elan U.S. Severance Plan Summary Plan Description for Executive Employees is attached as Schedule 5 hereto.

3.	Place of Work

3.1
The place of activity for the performance of your duties under the present agreement shall primarily, but not exclusively, be in the offices of Elan in Switzerland. The place of activity shall not be restricted to these offices but may be at any other place, in Switzerland or abroad, in which you exercise your functions. The Employment may require frequent travel in and outside Europe.

3.2	We may need to arrange for your future secondment or transfer to another Group Company. You should be open to this possibility.

4.	Compensation and Other Benefits

4.1
Annual Salary: Your initial annual base gross salary is 600,000.00 CHF (less any deductions for social security and tax withheld at source required by law) payable in arrears in 12 equal monthly instalments at the end of each calendar month.  The annual base gross salary will be reviewed annually by Elan in the same manner as other senior executives of the Company.  The Company is under no obligation to increase your salary following an annual base salary review.

4.2
Annual Bonus:You shall be eligible to participate in Elan’s Annual Bonus Plan in accordance with the rules of that Plan as amended from time to time. Participation is entirely discretionary and regard may not only be had to past individual, Company and Group performance but also to provide an incentive for the individual’s future performance. Elan may in its discretion terminate or amend the Annual Bonus Plan at

ELAN PHARMACEUTICALS GMBH     HERTENSTEINSTRASSE 51    6004  CH-LUCERNE

any time or exclude any employee from participation in the Annual Bonus Plan.  Payment of the Annual Bonus is entirely discretionary if you have given or received notice to terminate the Employment or you are not employed at the date of payment or are the subject of a disciplinary investigation or have received any written warning. Your target bonus will be 75% of salary and for the calendar year 2012, your target bonus will be pro-rated based on your start date.

4.3
Initial Option Grant: On October 3, 2012, Elan shall grant you an option to purchase 375,000 shares of Elan’s common stock with an exercise price equal to the fair market value of the stock on the date of grant and vesting in three equal annual instalments on the first, second and third anniversary of the date of grant.  The strike price of these options will be the closing price on the day after the release of Elan’s Q3 2012 Financial Results.  This grant is subject to the current rules of the share option scheme operated by Elan with respect to shares in Elan. You acknowledge that the participation granted to you herein is discretionary and the subject matter of an entirely separate arrangement with Elan; it does not form part of your Employment remuneration.

4.4
Subsequent Equity Grants:  You may, during the Employment, be granted rights upon the terms and subject to the conditions of the then current rules of profit sharing, share incentive or share option schemes operated by Elan or any Group Company with respect to shares in Elan or any Group Company (the Schemes). You acknowledge that such participation is discretionary and the subject matter of an entirely separate arrangement with the grantor of such rights; it does not form part of your Employment remuneration.

4.5
Company Car: You shall be eligible for a Company Car Allowance up to a maximum of CHF 2,400 gross per month in the performance of your duties to Elan.  As a matter of contract the car allowance does not comprise part of your remuneration package. Changes to this benefit are at the company’s discretion.

4.6	We will make available a company smartphone for predominantly business use. Elan will pay the monthly expenses.

4.7	You are encouraged to enter into a 10b5-1 stock trading plan for all open market trades in Elan stock.

5.	Expenses

Elan will reimburse travelling, hotel, entertainment and other out-of-pocket expenses properly and reasonably incurred by you in connection with your Employment, according to our expense reimbursement guidelines. We may revise these guidelines from time to time and will notify you of any changes.

ELAN PHARMACEUTICALS GMBH     HERTENSTEINSTRASSE 51    6004  CH-LUCERNE

6.	Holidays

6.1
You are entitled to 25 paid working days holiday and 5 additional days based on your level, in each calendar year. You should discuss your holiday plans with your manager and take holiday with Elan’s business needs in mind. Holiday entitlement should not in principle be carried forward to a future calendar year; in any event carry-over should not exceed 5 days and the holiday carried over should be used by 31st March in the next calendar year. If you start or leave your employment during a calendar year, your holiday entitlement in respect of that calendar year will be calculated on a pro rata basis. On the termination of the Employment, you will be entitled to pay in lieu of outstanding holiday entitlement (if any) but must repay any holiday pay received for holiday taken in excess of your actual entitlement.

6.2	We may decide upon additional paid days off, according to our annual vacation schedule (Schedule 2).

7.	Periods of Absence, Sickness

7.1
You must advise your manager and Human Resources promptly of any absence from work and the foreseeable duration of such absence and provide us with a medical certificate of sick leave from the fourth day of absence from work. The certificate must state the anticipated duration of your inability to work and be renewed in the event the inability period is exceeded.

7.2
If you are absent from work due to sickness or injury, and provided you are subject to the Swiss Social Security system, Elan will pay your salary in accordance with the Swiss legislation in force at the time of absence. You will be insured against the consequences of incapacity to work caused by accident (occupational and non-occupational) through no fault of your own according to the Federal Law regarding Accident Insurance. The premiums for insurance against occupational accidents and non-occupational accidents shall be paid in full by us.

7.3	You will be covered by a complementary accident insurance. The premiums shall be paid in full by the Company. See Schedule 3 for a summary of benefits.

8.	Pension, Insurance, and Other Benefits

During the employment you will participate in the Company's pension plan in accordance with the regulation of the pension plan applicable at that time. You and the Company will contribute to the pension fund in accordance with the regulation of the pension plan as set out under Schedule 4. We may modify or terminate any of these benefits at any time and will notify you of any changes.

ELAN PHARMACEUTICALS GMBH     HERTENSTEINSTRASSE 51    6004  CH-LUCERNE

9.	Summary dismissal

Either party may terminate the employment relationship with immediate effect for valid reasons, pursuant to the Swiss Code of Obligations. A “valid reason” includes any circumstance under which, if existing, the terminating party cannot in good faith be expected to continue the employment relationship.

10.	Restraint On Activities Of Employee

10.1
You agree not to engage in any other professional activity after October 01, 2012, either on your own account or on the account of a third party, including accepting any position as director or legal representative in a company, which is not a Group Company, except with our prior written consent.

10.2
You further agree to not, directly or indirectly, take an interest in any company or firm having an activity that is in competition with or complementary to that of the Company or any Group Company. However, such prohibition shall not apply to investments in listed companies or investment funds, as long as your interest does not exceed 5% of the share capital or voting rights of such companies or investment funds. You agree to comply with this covenant for the entire term of your agreement, including during the notice period, even if we agree to waive the notice period.

11.	Confidentiality

11.1
You are subject to obligations of loyalty and confidentiality and, accordingly, you agree in particular to observe the utmost discretion in all matters relating to the activities of the Elan Group and its clients and to not disclose, use or exploit, at any time during your employment within the Elan Group or at any time after its termination, for whatever cause, any information of a secret or confidential nature relating to the business of the Company, any Group Company or its clients other than in the course of the proper performance of your work. You undertake to return to the Company, upon your departure, all documents (including copies) relating to your employment. Confidential information includes, without limitation, any financial or technical information, reports or forecasts, databases and market-related plans, consumer, patient or practitioner lists, business plans, projects, contacts, medical publications, medical, pharmaceutical or chemical formulae or biological processes, or opportunities discussed during your employment. You acknowledge that disclosure of such information would cause serious damage to the Company.

11.2
In particular, you undertake not to disclose, even after your departure, to any competitor company any proprietary information of the Company or the Elan Group that you have obtained in the course of your duties or through your presence within the Company.

ELAN PHARMACEUTICALS GMBH     HERTENSTEINSTRASSE 51    6004  CH-LUCERNE

12.	Company Documents and Property

12.1
All property, including emails, books, papers, materials, documents and photocopies or electronic versions, which relate to the business of Elan or any Group Company is and shall remain the property of Elan or the appropriate Group Company. You must return this property at Elan’s first request, or in any event upon suspension from work or termination of the Employment.

12.2
Business records of any kind, including private notes concerning Elans and any Group Company’s affairs and activities, shall be carefully kept and shall be used only for business purposes. Copies or extracts of drawings, notes, calculations, statistics and the like as well as any other business documents are only permitted for business purposes.

13.	Intellectual Property/Inventions & Designs

13.1
In this Agreement, the Intellectual Property Rights means copyrights, patents, utility models, trade marks, service marks, design rights (whether registered or unregistered), database rights, know how, trade or business names and other similar rights or obligations whether registrable or not in any country.

13.2
All Intellectual Property Rights arising in the course of or as a consequence of the employment or other work undertaken by you for Elan or any Group Company under this agreement shall belong to Elan or the relevant Group Company.

The Employee shall hand over to the Employer everything he produces in connection with his professional activities, especially any plans, drawings, calculations and the like.

Depending on the Employee’s field of work, he shall transfer to the Employer  in full and as they are accrued all copyright and other protective rights as well as all rights to the results of the work he does either alone or in collaboration with others, while employed by the Employer.

This provision also covers computer programs, by which the parties mean all programs, data operations and procedures and all the relevant documentation and parts of it required to use a computer system that are created when developing, servicing, installing or in any other way handling the relevant software, irrespective of the nature of and medium upon which the said software is stored.

Pursuant to the above transfer of rights, the Employer is in particular entitled to the following exclusive rights:

	a)	the right to publish and to use or, through the Employee or a third party, to modify or destroy the Employee’s creations, irrespective of whether the Employee himself is involved in this process;

	b)	the right to first publication;

ELAN PHARMACEUTICALS GMBH     HERTENSTEINSTRASSE 51    6004  CH-LUCERNE

	c)	the right to produce copies and duplicates, irrespective of the technical means and media used to this end;

	d)	the right to sell the results of the Employee’s work and software, irrespective of the medium upon which it is stored;

	e)	the right to decipher software

13.3
The rights to inventions and designs made or conceived by the employee individually or jointly while performing his employment activity and in performance of his contractual duties belong to the company regardless of whether they are legally protected (Art. 332 para. 1 CO). The rights to inventions and designs, made or conceived by the employee while performing his employment activity, but not during the performance of his contractual duties, shall be disclosed by him to the company in accordance with Art. 332 para. 2 CO in writing and shall be offered for acquisition against reasonable compensation regardless of whether they are legally protected.

13.4
You hereby assign to Elan by way of future assignment all copyrights or other Intellectual Property Rights arising under clause 13.2 (and waive any equivalent moral rights) immediately on their coming into existence.

14.	Data Protection

14.1	In this clause, the following terms are defined as follows:

Personal Data means any information about you, including but not limited to your name, address, references, bank details, salary, stock options, performance appraisals, work skills and career achievements, vacation, other benefits, sickness, work records, management and organizational appraisals and data held for employment law purposes, and shall include information about any next of kin, if appropriate, and/or other persons about whom data may be collected.

Processing shall mean carrying out any operation or set of operations on Personal Data including, but not limited to, obtaining, organizing, consulting, using, disclosing or destroying.

14.2	You acknowledge that Elan, by itself or through third parties, will Process Personal Data and that this Personal Data may be used for personnel, administration and management purposes in connection with your employment or the administration of post-employment benefits to comply with any obligations that Elan or any Group Company may have regarding the retention of employee/worker records and for any other legitimate interests of Elan and/or Group Company.

ELAN PHARMACEUTICALS GMBH     HERTENSTEINSTRASSE 51    6004  CH-LUCERNE

14.3
You further understand and agree that Personal Data may if necessary for the above-mentioned purposes, be transferred to third parties, including other Group companies, their advisors, third parties providing products and services, such as IT systems suppliers, pension, benefits, stock options and payroll administrators, as well as regulatory authorities (including tax authorities), as required by law and relevant stock exchange rules.  You agree that Elan may Process Personal Data in the country where you are employed and in other countries, including in the U.S.  You also understand that some of the countries outside the EEA to which your Personal Data may be transferred may not offer a similar level of protection with respect to privacy of personal data as that granted in Switzerland.

14.4	You understand that you should contact Elan Human Resources with any queries that you may have about your Personal Data.

14.5	By signing this employment agreement, you expressly consent to the Processing and transfer of Personal Data during and after your employment.

15.	Miscellaneous

15.1	Changes and / or amendments to this Agreement shall only be valid if made in writing and duly signed by both parties. The same holds true for any change or amendment of this clause 15.1.

15.2
Reference is made in this Agreement to various Company policies rules and procedures.  These are discretionary and do not create contractual rights for employees; however, any Company or Group Company policy must be adhered to by you at all times and can be amended, replaced or terminated at any time by Elan at our discretion.

15.3
If any term or provision of this Agreement is held to be illegal or unenforceable under any enactment or rule of law, such term or provision shall to that extent be deemed not to form part of this Agreement but the enforceability of the remainder of this Agreement shall not be affected. The void and unenforceable provision shall be replaced by the parties by a valid and enforceable provision which in its economic effect comes closest to the replaced provision.

15.4
Notice under these terms and conditions will be treated as having been given if sent by ordinary first class post, by you to Elan’s registered office or by Elan to you at your last known address, as appropriate, and will be deemed to be given on the day when it would ordinarily be delivered after posting.  Any notice to be given under this Agreement to you may also be served by being handed to you personally.

16.	Applicable Law

This Agreement and its interpretation shall be governed by the laws of Switzerland.

ELAN PHARMACEUTICALS GMBH     HERTENSTEINSTRASSE 51    6004  CH-LUCERNE

17.	Definitions

17.1	Elan Group means Elan and any Group Company;

17.2	Group Company means any of:

(i) Elan;

(ii) Any holding company from time to time of Elan;

(iii) Any subsidiary (owned as to 50% or more) from time to time of Elan or any such holding company;

17.3	The Employment means the employment established by the Agreement.

“I acknowledge receipt of a duplicate copy of the Agreement and confirm my agreement to it.”

/s/ William F. Daniel	/s/ Hans Peter Hasler
Liam Daniel	The Employee, Hans Peter Hasler
Director EPIL
Signed for and on behalf of
Elan Pharmaceuticals GmbH

October 10, 2012	October 15, 2012
Date	Date